Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, Florida 32084

July 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance

John Harrington, Esq.

Kyle Moffatt, Accounting Branch Chief
Division of Corporation Finance
Kathryn Jacobson

Re	Energy Telecom, Inc.
Registration Statement on Form S-1
File No. 333-167380
Registration Statement filed June 8, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 29, 2010 (the "Comment Letter") relating to the Registration Statement on Form S-1 (the "Registration Statement") of Energy Telecom, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company's Registration Statement.

General

1.	Please revise the cover page of the registration statement to indicate that your Primary Standard Industrial Classification Code Number is 3669 (Communications Equipment), rather than 3990.

Response

We have revised the cover page of the registration statement to indicate that our Primary Standard Industrial Classification Code Number is 3669.

Securities and Exchange Commission
July 9, 2010

2.
We note that the shares being registered for resale represent a. significant percentage of your outstanding common shares held by non-affiliates We also note that a significant portion of the shares registered for resale are held by officers, directors and/or large stockholders and that one of the purposes of this offering is to attempt to develop a more liquid public market. Under these circumstances, it appears that certain selling stockholders may be acting as conduits for the company in an indirect primary offering. Please provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Alternatively, because the company is not eligible to conduct an at-the-market equity offering pursuant to Rule 415(a)(4), disclose a fixed offering price for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

Response

We believe that this is a proper secondary offering and not a primary offering.  Almost all of the selling shareholders have held their shares for more than a year, and in many cases, for years.  The shareholders received their shares either in exchange for cash to fund the company or in lieu of cash for services rendered.  Almost all of the shareholders have no connection to our company other than as investors, many of which have invested from time to time in order to keep our research and development operations on-going.  To our knowledge, none of the selling shareholders are in the business of underwriting securities and we have no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in our securities.

While a significant portion of the shares registered for resale being held by officers, directors and/or large stockholders, we do not believe that alone makes this an indirect public offering.  The shares for George Bickerstaff (a significant shareholder) are being registered so that Mr. Bickerstaff will no longer be entitled to the anti-dilutive protection that Mr. Bickerstaff will continue to have until his shares are registered.  In addition, Mr. Bickerstaff and the other significant selling shareholders have been long-term investors.  The shares for Sichenzia Ross Friedman Ference LLP (a significant shareholder) are being registered pursuant to a retainer agreement that requires such shares to be included on this registration statement.  The two officers/directors, Mr. Rickards and Mr. Halperin, are only having a portion of the shares they own registered.  While the number of shares being registered by Mr. Rickards are significant, it should be noted that Mr. Rickards founded the company more than 15 years ago and has taken a minimal salary ($36,000) the last several years.  Furthermore, Mr. Rickards and Mr. Halperin will still be subject to the volume limitations pursuant to Rule 144 on any sales of common stock they own.

For all of these reasons, we believe this is a valid secondary offering and not a primary offering.

Prospectus Cover Page

3.	Please revise your prospectus cover page to remove repetitive disclosure regarding how the selling stockholders will sell their shares.

Response

We have revised our prospectus cover page to remove repetitive disclosure regarding how the selling stockholders will sell their shares.

4.
We note your disclosure that your stock is listed on the Pink Sheets. Since stock cannot be "listed" on the Pink Sheets, please revise. We also note that your stock is identified as a "Grey Market" stock on the Pink Sheets website, meaning that there are no market makers in your stock and it is not listed, traded or quoted on any stock exchange, the OTCBB or the Pink Sheets. Finally, the Pink Sheets website reports no trading activity on June 4, 2010. Please revise your disclosure accordingly.

Response

We have revised our disclosure to provide greater clarification of the market for our common stock as well as to update the last date with trading activity.

5.	Please state that there is no assurance that a market maker will make an application and be approved for quotation of your stock on the OTC Bulletin Board.

Response

We have revised our disclosure to state that there is no assurance that a market maker will make an application and be approved for quotation of our stock on the OTC Bulletin Board.

Securities and Exchange Commission
July 9, 2010

Prospectus Summary, page 1

6.
Please clarify that you will become a reporting company pursuant to Section 15(d) of the Securities Exchange Act upon effectiveness of this registration statement, regardless of whether or not your stock is approved for quotation on the OTC Bulletin Board.

Response

We have revised our disclosure to state that, “Upon effectiveness of the registration statement that this prospectus is a part of, we will become a reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934, or the Exchange Act.  Our reporting obligations under the Exchange Act will be required, even if our common stock is not approved for quotation on the Over-The-Counter Bulletin Board.”

The Offering, page 1

7.	Disclose the number of outstanding common shares held by non-affiliates.

Response

We have revised our disclosure to state the number of shares of common stock issued and outstanding that are held by non-affiliates.

Risk Factors, page 2

We have a short operating history …, page 2

8.	We note that you have not produced significant revenues. Please clearly disclose that you have not produced any revenues to date and may not produce any revenues in the near term.

Response

We have revised our disclosure to state that, “while we have been in existence since 1993, we have been in the development stage since 2000 and did not generate any revenues through May 2010.  In June 2010, we generated minimal revenues from the sale of our telecom eyewear, but no assurances can be given that we will generate any significant revenues, or any revenues at all, in the near term.”

Securities and Exchange Commission
July 9, 2010

A significant portion of our income will come from individual purchases …, page 5

9.
Please revise the disclosure under this risk factor to make clear that you currently do not have any customers. Characterize this as a risk that will impact you if and when you develop a customer base.

Response

As referenced in our response to comment 8, we began sales of our telecommunication eyewear in June 2010 and have begun to generate revenues from such sales to customers.  As a result, we have not revised our disclosure in this risk factor.

Our manufacturer's inability to produce our goods …, page 6

10.	Please clarify that you have not yet manufactured any products other than beta production of a limited quantity of samples for marketing purposes.

Response

As referenced in our responses to comments 8 and 9, we began sales of our telecommunication eyewear in June 2010 and have begun to generate revenues from such sales to customers.  In addition, we recently announced that we have placed a purchase order for 1,000 units of our telecommunication eyewear from our manufacturer.  As a result, we have not revised our disclosure in this risk factor.

If we fail to remain current …, page 7

11.	Please revise this risk factor so it does not imply that your stock is or will be quoted on the OTC Bulletin Board.

Response

We have revised this risk factor to clearly state that the risk factor would only apply if our stock becomes available for quotation on the OTC Bulletin Board.

Efforts to comply with recently enacted changes in securities laws …, page 8

12.
Please revise to indicate that you will not be required to include a management report on the effectiveness of internal control over financial reporting or an auditor attestation until the Form 10-K for the year ended December 31, 2011. Refer to Regulation S-K Item 308 and 308T.

Response

We have revised our disclosure to indicate that we are not required to include a management report on the effectiveness of internal control over financial reporting or an auditor attestation until the Form 10-K for the year ended December 31, 2011.

Securities and Exchange Commission
July 9, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview, page 12

13.
Please include a clear and specific discussion of the history of your operations in your current line of business so that investors can better understand the current state of development of your marketing, manufacturing and distribution activities.

Response

We have revised our disclosure to provide a more specific discussion of our history of our operations.  As we have now begun sales directly to the public, our current state of development is easier for investors to understand.

Current Operating Trends and Financial Highlights, page 12

14.
Please explain what the first and second run of production consisted of and discuss why you anticipate you will be able to begin selling your product in June 2010. We note your disclosure on page 20 that your second run consisted of 100 units to be used for marketing purposes.

Response

We have revised our disclosure to provide greater clarity regarding our first and second runs of production.  In addition, we have disclosed that we have begun selling our telecom eyewear directly on Amazon.com and that we have received orders at this time.

Results of Operations, page 13

15.	Please provide more insight into the nature of your expenses in recent periods.

Response

We have revised our disclosure to provide more information regarding the nature of our expenses in recent periods.

Securities and Exchange Commission
July 9, 2010

Liquidity and Capital Resources, page 14

16.	Please further revise this section to specifically address the following:

•	When you expect to launch the sale of your product and your immediate means of distribution;
•	How much cash you will require in the next six months to meet the expenditures required for operating the business;
•	The categories of such expenditures; and
•	Sources of cash resources that you expect to use to fulfill your expenditure requirements.

Tell us when your product will be available for distribution and why currently you do not report any inventory on your balance sheet. Tell us in detail why you are still in the development stage after initiating your activities regarding the new product in 2000. Provide us with a detailed analysis of your expenses and activities since entering the development stage.

Response

We have revised our disclosure to disclose that we launched the sale of our product in June 2010 and have received orders through our merchant account at Amazon.com.  In addition, we have provided additional disclosure regarding our current rate of cash consumption and the anticipated expenditures over the next six months.  We have already disclosed that we do not have any contracts or commitments for the additional funds and that we are seeking to raise funds for operations.

As of December 31, 2009 and March 31, 2010, the Company holds no inventory.  The Company is a development stage entity under ASC 915.  ASC 915 defines a development stage entity as an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exists: a. planned principal operations have not commenced, or b. planned principal operations have commenced, but there has been no significant revenue there from.  ASC 915 further states, a development stage entity will typically be devoting most of its efforts to activities such as the following: a. financial planning, b. raising capital, c. exploring for natural resources, d. developing natural resources, e. research and development, f. establishing sources of supply, g. acquiring property, plant, equipment, or other operating assets, h. recruiting and training personnel, i. developing markets, j. starting up production.  Although certain aspects of the Company’s planned principal operations have commenced, they have been limited to the activities specified by ASC 915 as those typical of development stage entities.  Further, these activities have generated no revenues since inception of the development stage.

Prior to July 1, 2010, eyewear was not counted as inventory, as we had not yet been billed for it until May 27, 2010, at which time that invoice was paid.  Our manufacturing partners had been providing many of the original eyewear as development, testing and trial eyewear, and would not bill us until we considered the eyewear ready for sale.

The Company is hoping to exit the development stage after producing an eyewear that can be sold.  Development took an extraordinary time, as we found that the integrated circuits (Bluetooth chips in particular), and the energy density of batteries in the early 2000's, did not permit construction of an eyewear small enough, and light enough to be found acceptable in the marketplace.  When those components proved small and light enough (about 2006-2007), development of the eyewear itself began.  The period from the early 2000's to that time were spent in broadening the Company's patent portfolio by adding five European countries in which our claims are protected (Great Britain, France, Italy, Spain, and Germany), and, developing the protocols that could be used in each new version of the Bluetooth specification.  During the time from 2000 to 2010, the design was continually evolved by extensive testing and field trials on various iterations of prototypes, as they became smaller, lighter, and more comfortable.  Those findings were incorporated in the design used in our eyewear at this time.

Securities and Exchange Commission
July 9, 2010

17.
Please provide a more specific discussion of your ability to meet your liquidity needs in the short-term. Disclose how long you expect to be able to continue to operate without additional financing based on your current business plan and how much financing you will need to continue operating. Explain whether such expectations assume you will generate any material revenues to offset costs. If so, please provide an assessment of the likelihood that you will be able to generate hose revenues. Clarify any inconsistent or ambiguous disclosure. For example, you disclose that you have sufficient funds for approximately three months, depending on revenues. Later, you disclose that you have sufficient capital to meet needs for at least 12 months if you are successful generating sufficient liquidity from operations or raising sufficient capital resources.

Response

We have revised our discloses to provide detailed analysis of our ability to meet liquidity needs in the short-term, including how long we can continue operations based on our current working capital and monthly burn-rate.  In addition, we have disclosed the additional funds we believe we need to continue operations and have provided and assessment and rationale for our ability to raise the funds necessary to continue operations.

18.	Disclose in this section the nature and terms of recent material financing activities. Also disclose the terms your outstanding notes payable to your sole officer and director.

Response

We have revised our disclosure to disclose the raising of funds through the sale of shares of common stock. There has not been one significant financing transaction and the terms of our recent financings are simply the sale of common stock based on a current market price.  Our financing transactions have not contained additional equity components (such as warrants) nor provide the investors with rights (such as piggyback or demand registration rights).  In addition, we have revised our disclosure to include the terms of outstanding notes payable to our sole officer and director.

Business, page 17

19.	Please provide us with support for your statement that the global PPE market is approximately $15 billion in annual sales.

Response

Below please find several quotes and their sources relating to the size of the global PPE market.

"SBI estimates the U.S. market alone for personal protective equipment (PPE) reached $6.4 billion in 2007."   (http://www.sbireports.com/Personal-Protective-Equipment-1487862/)

"After a steady three percent year-over-year incline, the U.S. Personal Protective Equipment market will hit $7.2 billion by 2012, according to a report by Specialists in Business Information, which says this growth rate is rather conservative compared to the double-digit growth experienced during 2002's almost 25 percent year-over-year. " (http://ohsonline.com/articles/2008/01/report-ppe-industry-will-hit-72-billion-by-2012.aspx?sc_lang=en)

"The market for PPE in the EU has been estimated at € 10.3 billion in 2007. The market grew 2.1% annually in terms of value in the period 2003-2007."
(http://www.cbi.eu/download/mid_preview/5238.pdf)

Based on the above factual reports, it is believed that the PPE market between the U.S. and Europe alone was approximately $19 billion in 2007.

Securities and Exchange Commission
July 9, 2010

Product, page 21

20.
Please include Risk Factor disclosure indicating that your product is still in the process of achieving necessary industry certifications and explaining the consequences of any failure to achieve such certifications.

Response

The product has already received FCC and ANSI certification and Bluetooth Qualification, meaning it can now be legally sold in the United Sates, and many other countries requiring both certifications.

We have revised our disclosure to state that we have now received all of the necessary industry certifications and we began sales of our telecommunication eyewear in June 2010.  CSA certification (for Canada) is in progress and is expected to be completed in early July.  If that certification is not given, the product's design would be quickly modified by our partner's design engineers so the product would meet the testing requirements.  However, considering the eyewear has already passed rigorous ANSI ballistic impact testing, it is unlikely that the product will not pass the Canadian tests.  As such, we do not believe there is any risk relating to achieving industry certifications.

Manufacturing Operations, page 22

21.
Expand your disclosure in this section to provide additional insight into the nature of your relationships with Samsin, Sperian and Howard Leight. Describe the general terms of any contractual relationships.

Response

We have revised our disclosure to provide greater detail regarding our contractual agreement with Samsin.  In addition, we have disclosed that we do not have any contractual agreements with Sperian and Howard Leight other than standard purchase orders for their products, which we can replace at any time if we wanted.

Distribution Operations, page 23

22.	We note your reference to direct sales by current partners. Please explain who these partners are and how they intend to sell your product. Describe the terms of your relationship with these partners.

Response

We have revised our disclosure to provide greater detail regarding the possible direct sales by our current partners.  We have further explained that we do not have any contracts or commitments for such sales and no assurances can be given that we will reach such arrangements.

23.
Please explain why you believe that one or more companies that produce wireless headsets and industrial safety products will distribute your product. Also explain in more detail why you believe the identified companies will potentially be interested in licensing your technology.

Response

We have revised our disclosure to provide greater explanation why we believe possible competitors would be interested in distributing our products.  We also clarified the reason why we believe the identified companies might be interested in licensing our technology, which is because we own a “means” patent that prevents competitors from integrating multi-functionality into their existing products like our product does.

Securities and Exchange Commission
July 9, 2010

Target PPE Markets, page 23

24.	Disclose whether you will target any particular geographic markets for the sale of your products.

Response

We have revised our disclosure to state that initially we intend to target the market in the United States and then Europe and thereafter, it will be based on receiving patent protection and which distribution partners we enter into agreements with.

Employees, page 25

25.
Please provide additional disclosure regarding your reliance on consultants and partners to operate your business. Identify material consultants and partners, explain the services provided to you and describe the terms of your relationships with these persons.

Response

We have revised our disclosure regarding our arrangements and reliance upon consultants to indicate that we currently do not have any consulting agreements with out consultants

Certain Relationships and Related Transactions, page 29

26.	Provide disclosure explaining your relationship, agreements and transactions with George Bickerstaff.

Response

We have revised our disclosure to explain the agreements we have entered into with George Bickerstaff, a shareholder of Energy Telecom.

27.	Provide disclosure with respect to the financing from your sole officer and director referenced in Note 5 to the financial statements.

Response

We have revised our disclosure to include information relating to the financing from our sole officer and director as disclosed in the notes to the financial statements.

Description of Securities, page 31

28.
We note that your authorized capital stock consists of 310 million shares. However, you only disclose 200 million authorized Class A common stock and 10 million authorized Class B common stock. Please revise or explain.

Response

We have revised our disclosure to correct the typographical error referencing 310 million shares to 210 million shares of authorized capital stock.

Securities and Exchange Commission
July 9, 2010

Selling Stockholders, page 35

29.
Please include disclosure in this section that explains how and when the selling stockholders acquired their shares. Also disclose whether you are registering these shares pursuant to any registration rights of the selling stockholders.

Response

We have revised our disclosure to explain how and when the selling stockholders acquired their shares.  In addition, we have disclosed that except for the shares for Sichenzia Ross Friedman Ference LLP, we have no obligation to register any of the shares for resale included in the registration statement.

30.
Please disclose whether any of the selling stockholders has any material relationship with your sole officer and director or with any other selling stockholders. If so, explain the nature of the relationship. We note your disclosure on page F-13 that several family members of your sole officer and director own substantial amounts of the company's outstanding common stock.

Response

We have revised our disclosure to disclose the agreements we previously entered into with Mr. Bickerstaff.  Other than as disclosed, none of the selling stockholders have any material relationship with our sole officer and director or, to our knowledge, with any other selling stockholders.  We have revised our financial statement disclosures to remove any reference to family members of our sole officer and director owning substantial amounts of our common stock.  There is one adult stockholder, who holds approximately 0.3% of our shares issued and outstanding, that lives in the same residence as our sole officer and director, but they are not related to each other.

Balance Sheets, pages F-2 and F-14

31.	Please revise to provide captions for the total number of shares outstanding for Class A and Class B common stock for each period presented, including subsequent interim periods.

Response

We have revised its December 31, 2009 and March 31, 2010 balance sheets to provide captions for the total number of shares outstanding for Class A and Class B common stock.

Securities and Exchange Commission
July 9, 2010

Note 6 — Promissory Note, pages F-10 and F-22

32.
As disclosed, on December 31, 2008, you assigned to the Company's officer/director the remaining principal balance of the promissory notes and accrued interest totaling $72,999 in exchange for common stock to be issued. Tell us how the assignment of the notes is reflected in the financial statements and your authority under the accounting literature for your financial reporting.

Response

On December 31, 2008, the Company’s officer/director assumed the remaining balance of certain of the Company’s promissory notes totaling $72,999.  In exchange, the officer/director received 583,992 shares of common stock classified as “to be issued” at March 31, 2010 and December 31, 2009.  The assignment of the promissory notes was accounted for on December 31, 2008 as a contribution of capital via the following journal entry:

DR. Promissory notes	$72,999
CR. Additional paid-in capital	$72,999

The authority under the accounting literature is contained in SEC SAB No. 79 (Topic 5, Section T) “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”, which references Interpretation No. 1 of APB Opinion No. 25.  The guidance set forth in SAB No. 79 most clearly and closely applies to this transaction, and its meaning is paraphrased to state that when the principal stockholder's intention is to enhance or maintain the value of his investment by entering into an arrangement whereby the Company benefits (i.e. to assume a liability of the Company, thereby relieving the Company of said liability), the Company should account for the arrangement as if it were a contribution of capital.

The value of the shares issued in exchange for the assumed liability was determined based on the stock price observed in the arms-length private placement transaction nearest the measurement date.

Note 7 — Stockholders' Equity
Private Placements, pages F-10 and F-22
Note 13 — Contingency, pages F-13 and F-25

33.	For each period, tell us how you accounted for the anti-dilutive protection you provided to an investor, pending your registration of Class A shares under the Securities Exchange Act of 1933.

Response

Pursuant to an anti-dilution agreement between the Company and an investor, the Company periodically issues the investor the number of additional shares necessary to maintain that investor’s fixed percentage of ownership.  These issuances are made in response to changes in the Company’s issued and outstanding Class A common stock resulting from private share placements and shares issued as compensation to service providers.  When such shares are issued, they are accounted for at $-0- value in the Company’s financial statements.  Further, the Company concluded that as of each reporting date, the fair value of the shares required to be issued under the anti-dilution agreement was immaterial to the financial statements.

The Company considered the need to bifurcate the anti-dilution feature from the host agreement and to recognize the fair value of the anti-dilution feature as an asset or liability on the Company’s balance sheet.  The Company concluded that bifurcation was not required.

Securities and Exchange Commission
July 9, 2010

Note 14 — Subsequent Events
Shares Issues to SEC Counsel, page F-25

34.	We note the issuance of shares valued at $123,800 to your SEC counsel. Tell us how you valued these shares and when the related services were rendered.

Response

During May 2010, the Company issued shares of Class A common stock valued at $123,800 to its corporate SEC counsel in exchange for legal services to be performed in connection with the registration statement on Form S-1.  The value of the shares was determined based on the stock price observed in the arms-length private placement transaction nearest the measurement date, which was considered to be a more reliably determinable measure of fair value than the services being rendered.

Item 15. Recent Sales of Unregistered Securities, page II-1

35.	Tell us the nature of accounting services rendered by the investor. Tell us the dates of and how you valued each issuance of shares listed in this item.

Response

We have revised our disclosure to indicate that the accounting services rendered were in connection with calculating the value of options granted using the Black-Scholes option-pricing model.  Each issuance in this item already indicates the date of the issuance of the securities.  The shares issued in this section that were issued for services rendered were valued based on the stock price observed in the arms-length private placement transaction nearest the measurement date, which was considered to be a more reliably determinable measure of fair value than the services being rendered.

36.
We note that you have made a series of stock, sales over approximately the last year in reliance on Regulation D. Please tell us whether you believe these sales were all part of the same offering that complied with Regulation D or separate offerings each complying with Regulation D. Explain the facts supporting this belief. Refer to Rule 502(a) under Regulation D.

Response

We believe that each of the sales were separate offerings. While the sales involved the same class of securities (common stock) and may have been made about the same time as other sales, each sale was not part of a single plan of financing, the amount of consideration received differed and all sales were not always made for the same general purpose.  The Company did not have a single plan of financing and was always seeking to raise funds as the Company was in the development stage and did not have any revenues.  As a result, the Company was reliant upon financing to continue operations.  The amount of consideration received was based on the last sale price of common stock, which could and did vary from day to day.  Also, the Company sometimes received cash for the shares issued and other times received services rendered.  Although the cash received was used for research and development or corporate overhead, those were the only two expenses that the Company was incurring at that time.  Finally, while the Company believes that the offerings were separate, the Company believes that if the offerings were integrated and considered the same offering, the integrated offering still complied with Regulation D.

Securities and Exchange Commission
July 9, 2010

37.
Please identify the investors or class of investors in each purchase. We note that you only identify many Regulation D purchasers as investors. You should provide enough information about the identity of these investors so that we can understand your relationship with these persons.

Response

We have revised our disclosure to clarify that the investors were accredited investors.  Except as disclosed, there are no relationships between these persons and Energy Telecom except for their status as shareholders.

38.
We note that you offer direct purchase of your common stock in the Investor section of your website and direct interested parties to email your sole officer and director. Please explain whether you came into contact with any private placement purchasers through this method.

Response

To our knowledge, we have not being introduced to any private placement purchasers through our website.  In an abundance of caution, we have removed this language from our website.

39.	We also note that, although you state that several equity offerings were conducted pursuant to Regulation D, you do not appear to have filed any Form Ds. Please explain.

Response

Our equity offerings were conducted pursuant to, and in compliance with Rule 506 of Regulation D.  We note that the failure to file a Form D is not required to perfect the exemption from the requirements of Section 5 of the Securities Act of 1933.  We were advised by our former counsel that we were not required to file a Form D, and we made a good faith and reasonable belief to comply with all the terms and conditions of Rule 506.

Item 16. Exhibits. page II-6

40.	Please file a revised Exhibit 5 legal opinion to reflect that the shares being registered for sale are already issued and outstanding.

Response

We have filed a revised Exhibit 5 legal opinion that reflects that the shares being registered for sale are already issued and outstanding.

41.	Please file as an exhibit the notes payable to your sole officer and director.

Response

The financial statements have been changed from notes payable to loans payable, as there does not exist a promissory note that evidences the loans made from time to time by our sole officer and director.

Securities and Exchange Commission
July 9, 2010

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ THOMAS RICKARDS
Thomas Rickards
        Chief Executive Officer